

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 5, 2016

<u>Via E-mail</u>
Mr. Thomas R. Loftus
Chief Financial Officer
VSE Corporation
6348 Walker Lane
Alexandria, VA 22310

> **Re:** **VSE Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 3, 2016**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2016**
> **Filed October 26, 2016**
> **File No. 0-3676**

Dear Mr. Loftus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Item 1. Business, page 5</u>

1. On page 10, you disclose that some of your work involves handling of hazardous materials and that compliance with environmental regulation could have a material impact on your business. In future filings, please disclose the material effects that compliance with Federal, State and local provisions regulating the discharge of materials or that otherwise relate to the protection of the environment may have upon your operations. <u>See</u> Item 101(c)(1)(xii) of Regulation S-K.

2.   We note that under your risk factor entitled "Global economic conditions . . ." on page 9, you disclose that you perform work in foreign countries, and in MD&A on page 20, we note disclosure that you are directly marketing services to international clients through your work with foreign client countries. In future filings, please provide financial information about geographic areas that is required by Item 101(d) of Regulation S-K.

Item 3. Legal Proceedings, page 12

3.   In future filings, please revise your description of legal proceedings to disclose the relief sought in each proceeding.

Item 4(a). Executive Officers of Registrant, page 13

4.   In future filings, please disclose the business experience information for each of your executive officers, as required by Item 401(b). We note that you have not included this information for Messrs. Harris, Kiernan, Loftus and Margolis.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies – Goodwill and Intangible Assets, page 22

5.   Please tell us, and disclose in future filings, the number of reporting units you have, including the number of reporting units with goodwill.

6.   We refer to your disclosure in Note 1 that the fair value of your reporting units exceeded their carrying values. With the exception of your Akimeka reporting unit, please tell us whether any other reporting units had a fair value that was not substantially in excess of its carrying value. To the extent that any of your reporting units have estimated fair values that were not substantially in excess of its carrying values, and to the extent that goodwill for these reporting units, individually or in the aggregate, if impaired, could materially impact your operating results, we remind you to provide the following disclosures for each of these reporting units:

- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303 of Regulation S-K and Section 501.14 of the SEC´s Codification of Financial Reporting Policies for guidance.

Form 10-Q for the Fiscal Quarter Ended September 30, 2016

Item 1. Financial Statements, page 4

Note 5 – Commitments and Contingencies, page 10

7.   We refer to the wrongful death action related to the fireworks explosion. Please revise future filings to state, if true, that you also do not anticipate that this litigation will have a material adverse effect on your cash flows.

8.   In regard to the lawsuit from the Municipality of Anchorage, you disclose that you currently cannot predict whether the matter will have a material adverse effect on your financial position or results of operations. To the extent that it is reasonably possible that a loss exceeding amounts already accrued has occurred, please either disclose an estimate of the additional loss or range of loss, or explain why an estimate cannot be made. Please refer to ASC 450-20-50.

9.   We refer to the paragraph that discusses the resolution of other claims and investigations. Please revise future filings to state whether you expect the resolution of these items will have a material adverse effect on your cash flows.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne at (202) 551-6156 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief

Office of Manufacturing and Construction